RMS

SECU

18000865

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Received FEB 23 2018 WASH D.C.

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SEC FILE NUMBER 8-69241

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DV FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY — FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 EAST JACKSON STREET
(No. and Street)

PHOENIX	ARIZONA	85004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES D. HOWARD, JR. (602)759-5301
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COHNREZNICK, LLP
(Name – *if individual, state last, first, middle name*)

7501 WISCONSIN AVE., SUITE 400E	BETHESDA	MARYLAND	20814
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [x] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, JAMES D. HOWARD, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DV FINANCIAL SERVICES, LLC, as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

TARA MEGHAN KREBBS
Notary Public, State of Arizona
Maricopa County
My Commission Expires
February 01, 2022

Signature

CHIEF EXECUTIVE OFFICER / CHIEF COMPLIANCE OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DV Financial Services, LLC
(a wholly owned subsidiary of Dudley Ventures, L.L.C.)

Index

COHN REZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Managing Member
of DV Financial Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of DV Financial Services, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of DV Financial Services, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of DV Financial Services, LLC's management. Our responsibility is to express an opinion on DV Financial Services, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to DV Financial Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CohnReznick LLP

We have served as DV Financial Services LLC's auditor since 2014.

Bethesda, Maryland
February 16, 2018

DV Financial Services, LLC
(a wholly owned subsidiary of Dudley Ventures, L.L.C.)

Statement of Financial Condition
December 31, 2017

Assets

Cash	$ 43,727
Prepaid and other expenses	3,914
Total Assets	$ 47,641

Liabilities & Member's Equity

Liabilities	
Accounts payable	$ 16,055
Total Liabilities	16,055
Member's Equity	
Capital contributions	286,603
Accumulated deficit	(255,017)
Total Member's Equity	31,586
Total Liabilities & Member's Equity	$ 47,641

See Notes to Statement of Financial Condition

DV Financial Services, LLC
(a wholly owned subsidiary of Dudley Ventures, L.L.C.)

Notes to Statement of Financial Condition
December 31, 2017

Note 1 – Organization and Summary of Significant Accounting Policies

DV Financial Services, LLC (the "Company") was formed on December 20, 2012 under the laws of the State of Delaware. The Company was approved on March 18, 2014 as a registered broker-dealer with the Securities and Exchange Commission ("SEC") under SEC Rule 15(b)(11) and Financial Industry Regulatory Authority ("FINRA"). The Company is 100% owned by Dudley Ventures, L.L.C. ("Parent"). The Parent has the intent and ability to provide the necessary financial support to the Company to sustain operations and maintain regulatory net capital compliance under SEC Rule 15c3-1 through February 16, 2019.

The Company operates pursuant to the (k)(2)(i) exemptive provision of the SEC Rule 15c3-3, pursuant to SEC Rule 17a(d)(3) and does not hold customer funds or securities. As a result, the Company is exempt from certain provisions and requirements of the SEC.

The Company's planned principal operations are to privately place debt, including municipal debt, and equity securities. The Company is currently implementing marketing strategies to accomplish such placements. The Parent has committed to provide the necessary financial support for the Company until placements are made to generate sufficient revenues to fund its operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Accordingly, actual results could differ from those estimates.

DV Financial Services, LLC
(a wholly owned subsidiary of Dudley Ventures, L.L.C.)

Notes to Statement of Financial Condition
December 31, 2017

Note 2 – Net Capital Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2017, the Company had net capital of $27,672 which exceeded required net capital of $5,000 by $22,672. The Company's ratio of aggregate indebtedness to net capital was 0.58 to 1 at December 31, 2017, which was less than the maximum ratio of 15 to 1 required.

Note 3 – Subsequent Events

Events that occur after the balance sheet date but before the financial statement is available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions existing at the balance sheet date are recognized in the accompanying financial statement. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management evaluated the activity of the Company through February 16, 2018 (the date the Statement of Financial Condition was available to be issued) and concluded that no subsequent events needed to be recognized or disclosed in the accompanying Statement of Financial Condition.

DV Financial Services, LLC
(a wholly owned subsidiary of Dudley Ventures, L.L.C.)

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

December 31, 2017